Exhibit 99.1

BeyondSpring Regains Compliance with Nasdaq Minimum Bid Price and Periodic Filing Requirements

FLORHAM PARK, N.J., February 26, 2024 – BeyondSpring Inc. (NASDAQ: BYSI) (“BeyondSpring” or the “Company”), a global clinical-stage biopharmaceutical company focused on using a groundbreaking technology platform for drug discovery and developing innovative therapies to improve clinical outcomes for patients with high unmet medical needs, today announced that on February 20, 2024, the Company received a written notification on minimum bid price compliance (the “Notification Letter”) from The Nasdaq Stock Market LLC (“Nasdaq”) that the Company has regained compliance with the minimum bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2). In the Notification Letter, the staff of Nasdaq has determined that for the 10 consecutive business days from February 5, 2024 to February 16, 2024, the closing bid price of the Company’s ordinary shares had been at $1.00 per share or greater. Accordingly, the bid price deficiency matter as previously disclosed is now closed.

In addition, on February 20, 2024, the Company received a written notification on periodic filing compliance (the “Letter”) from Nasdaq that it has met the periodic filing requirement for Nasdaq Listing Rule 5250(c)(2) (the “Rule”). In the Letter, the staff of Nasdaq has determined the Company complies with the Rule as the Company filed its Form 6-K for the period ended June 30, 2023 on February 2, 2024. Accordingly, the filing delinquency matter as previously disclosed is now closed.

About BeyondSpring

BeyondSpring (NASDAQ: BYSI) is a global clinical-stage biopharmaceutical company focused on developing innovative therapies to improve clinical outcomes for patients with high unmet medical needs. The Company is advancing its first-in-class lead asset, Plinabulin, as a direct anti-cancer agent in various cancer indications and to prevent chemotherapy-induced neutropenia. Its pipeline also includes three preclinical immuno-oncology assets. Additionally, BeyondSpring’s subsidiary, SEED Therapeutics, leverages a proprietary targeted protein degradation (TPD) drug discovery platform and has an initial R&D collaboration with Eli Lilly. Learn more by visiting https://beyondspringpharma.com.

Investor Contact:

IR@beyondspringpharma.com

Media Contact:

PR@beyondspringpharma.com